SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

10 June 2016

Det norske and BP join forces to grow Norway's
leading independent oil and gas producer

Deal creates strategic platform for long-term growth in Norway, combining Det norske's efficient operating model with BP's experience and technical expertise

BP and Det norske oljeselskap today announced the creation of Aker BP ASA, an independent oil and gas company combining the assets and expertise from both companies' Norwegian exploration and production operations to form the largest Norwegian independent oil and gas producer.

BP group chief executive Bob Dudley commented: "BP and Aker have matured a close collaboration through decades, and we are pleased to take advantage of the industrial expertise of both companies to create a large independent E&P company. The Norwegian Continental Shelf represents a significant opportunity going forward and we are looking forward to working together with Aker to unlock the long term value of the company through growth and efficient operations. This innovative deal demonstrates how we can adapt our business model with strong and talented partners to remain competitive and grow where we see long-term benefit for our shareholders."

Under the terms of the proposed transaction, the BP Norge and Det norske businesses will combine and be renamed Aker BP ASA. Aker BP will be independently operated and listed on the Oslo Stock Exchange. Aker BP will be jointly owned by current Det norske shareholder Aker (40%), other Det norske shareholders (30%) and BP (30%). BP will also receive a cash payment of $140 million plus positive working capital adjustments as part of the transaction.

Øyvind Eriksen, chairman of the board of directors in Det norske commented: "Aker BP will leverage on Det norske's efficient operations, BP's international capabilities and Aker's 175 years of industrial experience. Together, we are establishing a strong platform for creating value for our shareholders through our unique industrial capabilities, a world-class asset base, and financial robustness."

The completion of the transaction, which is expected by the end of 2016, is subject to customary closing conditions, regulatory review and approval by Det norske shareholders. All of BP Norge's roughly 850 employees will transfer to the combined organization upon completion of the deal.

In addition to the attractive combination of the two companies' Norwegian asset portfolios, Aker BP will benefit from the combined strength of Det norske's efficient, streamlined operating model and BP's long experience in Norwegian offshore operations, asset knowledge, technical skills and international experience. The companies believe this new Norwegian super-independent could organically grow production to more than 250,000 barrels of oil equivalent per day by the early 2020s.

About Det norske

Headquartered in Trondheim, Det norske oljeselskap ASA is a rapidly growing independent exploration and production company with exploration, development and production activities on the Norwegian Continental Shelf. Det norske merged with Aker Exploration in 2009 and acquired Marathon Oil Norway in 2014. It employs about 550 people.

Det norske is the operator of producing fields Alvheim, Volund, Vilje and Jette. The company is also the operator of the large Ivar Aasen development. The company is also a partner in the Johan Sverdrup field, one of the largest on the Norwegian continental shelf. For more information visit www.detnor.no.

About Aker

Headquartered in Fornebu (Oslo), Aker ASA is a leading Norwegian company that owns interests in subsidiaries in oilfield services construction and marine sectors. Aker owns 49.9% of Det norske (oil and gas producer) along with significant ownership stakes in Aker Solutions (oilfield services) and Kvaerner (oilfield construction) amongst other interests. For more information visit www.aker.no.

About BP Norge

Headquartered in London, BP is one of the world's largest integrated oil and gas companies with operations in more than 70 countries. BP Norge has been active on the Norwegian continental shelf since 1965 and operates five producing fields comprised of 13 platforms and one floating, production, storage and offloading vessel. The five fields are the Skarv field in the Norwegian Sea and Valhall, Hod, Ula and Tambar in the North Sea. Headquartered in Stavanger, BP Norge has approximately 850 employees. For more information visit www.bp.no.

Notes to editors

• Det norske, BP and Aker will host an investor and analyst call at 08:00 CET (0700 BST), details below.

• Det norske, BP and Aker will host a press conference at 10:00 CET (0900 BST). A live webcast will be available at www.detnor.no/en.

Further information
• Det norske press office: +47 911 12 475
• BP London press office: +44 20 7496 4076

• Investor call information:
Participant access - dial in 5-10 minutes prior to the start time using the number and confirmation code.
Confirmation code: 3804762
Telephone numbers:
Norway, local - Oslo: +472350 0486
Norway, national free phone: 800 56053
UK, local - London: +44(0)20 3427 1919
UK national free phone: 0800 279 5736
UK national free phone: 0800 279 4977
USA, local - New York: +1646 254 3388
USA national free phone: 1877 280 2296

Cautionary Statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements concerning the combination of BP's and Det norske's  Norwegian operations, including with respect to long-term growth and future projects, the formation and operation of Aker BP ASA and the timing thereof; plans and expectations regarding employees, expected payments, closing conditions, regulatory review and shareholder approval; and BP's plans and expectations regarding strategic benefits of the combination including future levels of production and the timing thereof.  Actual results may differ from those expressed in such statements, depending on a variety of factors including changes in public expectations and other changes to business conditions; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; regulatory or legal actions; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Risk factors" in our Annual Report and Form 20-F 2015.
This press release contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 June 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary